March 17, 2020

VIA EDGAR AND HAND DELIVERY

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Re:	Healthcare Trust, Inc.

Schedule TO-T/A

Filed March 10, 2020 by Comrit Investments 1, Limited Partnership

File No. 005-89596

Dear Mr. Panos:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your March 16, 2020 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

Schedule TO-T/A

1.	The offer has been conditioned upon there not having been “any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States…” Given that shares in the subject company for which the offer has been made are not traded on a national securities exchange, please advise us, with a view toward revised disclosure, of the purpose of this language.

As further described in the response to Comment 2. below, the Purchaser is terminating the tender offer. Both the liquidity of the Purchaser and that of its corporate parent, I.B.I. Investment House Ltd (“I.B.I.”), depend on having access to fully operational capital markets in the United States. While the Purchaser and I.B.I. currently have sufficient liquid assets to fund commitments under the tender offer, a portion of I.B.I’s assets are invested in publicly traded securities in the United States, and any general suspension of trading on a national securities exchange necessarily hinders the Purchaser’s ability to liquidate such assets, both for the purpose of funding commitments under the tender offer and as a matter of general treasury management. Additionally, the Purchaser believes that the market for securities issued by non-traded REITs, while not subject to the same dynamics and variables as a national exchange, nonetheless is impacted by the availability and operations of the public market, and that potential tendering shareholders in a given tender offer may look to prevailing market sentiment in the event of a general suspension of trading. The Purchaser respectfully submits that a general suspension of trading on a national securities exchange is therefore an appropriate condition under which the Purchaser may elect to terminate the tender offer.

2.	Please advise us, with a view toward revised disclosure, whether or not the language derived from the above-cited condition appearing in Section 12(d) of the Offer to Purchase has become operative. We note, for example, that multiple temporary cessations in trading have been implemented on the New York Stock Exchange as a result of compliance with compulsory trading curbs since the offer has commenced.

As described further in Amendment No. 2 to the Purchaser’s Tender Offer Statement on Schedule TO, which was filed on the date hereof (“Amendment 2”), the Purchaser is terminating the tender offer due to the occurrence of the condition described in Section 12(d) of the Offer to Purchase. The Purchaser has determined that the mandatory halts in trading on the New York Stock Exchange imposed on March 9, 2020 and March 16, 2020 constituted a “general suspension of trading” on a national securities exchange, triggering the condition described in Section 12(d) of the Offer to Purchase.

3.	To the extent the offerors conclude that a “general suspension of trading” has occurred, please advise us, with a view toward revised disclosure, whether or not the condition has been waived or a decision has been made to terminate the offer. Please also advise us whether or not a material change has occurred under Rules 14d-6(c), 14d-3(b)(1) and 14d- 4(d)(1), and if so, how the offerors intend to effectuate compliance with those rules.

As further described in the response to Comment 2., the Purchaser is terminating the tender offer. In compliance with Rule 14d-6(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Purchaser is publishing a press release (the “Termination Release”) on the date hereof to notify shareholders of the termination of the offer due to the condition described in Section 12(d) of the Offer to Purchase. In compliance with Exchange Act Rule 14d-4(d)(1), the press release will be published in Investor’s Business Daily, the same publication in which the Purchaser published the announcement of the tender offer. Additionally, in compliance with Exchange Act Rule 14d-3(b)(1), the Purchaser has filed Amendment 2, which reports the termination of the tender offer as a material change in the terms of the offer, and which attaches the Termination Release as an exhibit.

*      *      *      *      *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

/s/ Ziv Sapir

Ziv Sapir, Chief Executive Officer

cc:    Amos W. Barclay, Esq. (Holland & Hart LLP)

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